ARTICLES OF INCORPORATION

OF

SoCal MR Site Management, Inc.

ARTICLE I.

The name of this corporation is:

    SoCal MR Site Management, Inc.

ARTICLE II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III.

The name and complete business address in the State of California of this corporation’s initial agent for service of process is:

Howard G. Berger, M.D.
1516 Cotner Avenue
Los Angeles, CA 90025

ARTICLE IV.

This corporation is authorized to issue only one class of shares of stock which shall be designated common stock, $0.01 par value per share; and the total number of shares which the corporation is authorized to issue is 5,000,000.

ARTICLE V.

A.           The liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B.           The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law.

C.           Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.

/s/ Jeffrey L. Linden
Jeffrey L. Linden, Incorporator